June 30, 2021

Basanite, Inc.

2041 NW 15th Avenue

Pompano Beach, Florida 33069

RE:       Resignation from Basanite, Inc. Board of Directors

Dear Chairman Barbera and Board of Directors:

As previously conversed, and with our nation getting back to normal, I will now be continuing with my retirement plans with moving and extensive traveling throughout the United States, necessitating me retiring as a Director from the Basanite, Inc. Board of Directors.

Therefore, effective as of the date of this letter, I hereby resign as a member of the Board of Directors of Basanite, Inc. (the “Company”), including as a member of any and all committees of the Board of Director on which I serve.

My resignation is not a result of any disagreement with the Company or any of its subsidiaries on any matters related to their operation, policies or practices.

It has been a pleasure to serve on the Board as we have supported the significant progress in producing this high-quality product; and now positioning the company to grow to becoming a primary supplier of sustainable materials in our nation’s infrastructure.

Sincerely,

/s/ Gregory D. Cline

Gregory D. Cline